================================================================================




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                   FORM 11-K
                                 ANNUAL REPORT

                                ---------------

                           Pursuant to Section 15 (d)

                     of the Securities Exchange Act of 1934

                      for the year ended December 31, 1998

                           TRUMP INDIANA SAVINGS PLAN
                           --------------------------
                            (Full title of the Plan)

                     TRUMP HOTELS AND CASINO RESORTS, INC.
          ------------------------------------------------------------
          (Name of Issuer of the securities held pursuant to the Plan)


                                 2500 Boardwalk
                        Atlantic City, New Jersey 08401
                    (Address of principal executive office)




================================================================================

                           TRUMP INDIANA SAVINGS PLAN
                           --------------------------


             FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997
             -----------------------------------------------------


                                 TOGETHER WITH
                                 -------------


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------

                           TRUMP INDIANA SAVINGS PLAN
                           --------------------------


                                     INDEX
                                     -----



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS:

  Statements of Net Assets Applicable to Participants' Equity as of December 31,
    1998 and 1997

  Statement of Changes in Net Assets Applicable to Participants' Equity for the
    Year Ended December 31, 1998

  Notes to Financial Statements


SUPPLEMENTAL SCHEDULES:

 I -- Item 27a - Schedule of Assets Held for Investment Purposes as of
                 December 31, 1998

II -- Item 27d - Schedule of Reportable Transactions for the Year Ended
                 December 31, 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------

To the Benefits Committee of the
           Trump Indiana Savings Plan:

We have audited the accompanying statements of net assets applicable to participants' equity of the Trump Indiana Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the Plan as of December 31, 1998 and 1997, and the changes in its net assets applicable to participants' equity for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets applicable to participants' equity and the statement of changes in net assets applicable to participants' equity is presented for purposes of additional analysis rather than to present the net assets applicable to participants' equity and the changes in net assets applicable to participants' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                          ARTHUR ANDERSEN LLP


Roseland, New Jersey
June 10, 1999

                           TRUMP INDIANA SAVINGS PLAN
                           --------------------------


          STATEMENTS OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
          -----------------------------------------------------------

                          AS OF DECEMBER 31, 1998 AND 1997
                          --------------------------------




                                                                1998          1997
                                                            ------------  -----------
ASSETS:
  Investments at market value (Notes 1 and 3)-
   The Chicago Trust Company Stated Principal Value
     Investment Trust Fund                                  $  155,385    $  76,925
   SoGen International Fund                                    111,593       82,395
   Massachusetts Investors Trust Fund                          302,900      146,429
   Oppenheimer Quest Value Fund                                330,156      198,488
   Oppenheimer Quest Opportunity Value Fund                    430,883      266,292
   Montag & Caldwell Growth Fund                               418,811      204,386
   AIM Constellation Fund                                      359,835      222,118
   Templeton Foreign Fund                                      155,106      116,164
   Oppenheimer Quest Capital Value Fund                         34,753            0
   Davis New York Venture Fund                                  15,509            0
   Franklin Small Cap Growth Fund                               17,651            0
   Trump Hotels & Casino Resorts, Inc. Common Stock             19,704       13,123
  Participants' Loans Receivable                               257,478       80,197
  Other                                                         92,519          662
  Receivables-
   Contributions Receivable from Plan Sponsor                  113,071      122,434
   Contributions Receivable from Participants                   76,239       78,023
                                                            ----------    ---------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY               $2,891,593   $1,607,636
                                                            ==========   ==========


The accompanying notes to financial statements are an integral part of these statements.


                           TRUMP INDIANA SAVINGS PLAN
                           --------------------------

     STATEMENT OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
     ---------------------------------------------------------------------
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------

                                                                  The Chicago
                                                                     Trust
                                                                    Company
                                                                     Stated
                                                                   Principal
                                                                     Value
                                                                   Investment
                                                                   Trust Fund
                                                                 ---------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, beginning
  of year                                                            $76,925
                                                                   -----------

  Contributions-
   Participants                                                       43,546
   Plan Sponsor (net of forfeitures)                                  49,344
   Participant Rollovers                                                   0
                                                                   -----------
           Total contributions                                        92,890

  Dividend income                                                          0
  Interest income                                                          0
  Realized/unrealized appreciation (depreciation) of investments       6,720
  Distributions to participants                                      (16,959)
  Loans issued to participants                                        (5,687)
  Loan principal repayments                                            2,070
  Administrative expenses                                               (216)
  Interfund transfers (net)                                             (358)
  Transfers from related plans                                             0
                                                                   -----------
           Increase (decrease) in net assets                          78,460
                                                                   -----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year          $155,385
                                                                   ===========


                                                                                                             Oppenheimer
                                                                    SoGen       Massachusetts  Oppenheimer      Quest
                                                                 International    Investors       Quest      Opportunity
                                                                     Fund        Trust Fund    Value Fund    Value Fund
                                                                 -------------  -------------  -----------   -----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, beginning
  of year                                                           $82,395       $146,429       $198,488      $266,292
                                                                  -----------    ----------     ---------     ---------
  Contributions-
   Participants                                                      56,994        117,065        139,012       183,052
   Plan Sponsor (net of forfeitures)                                 14,753         29,090         35,891        48,280
   Participant Rollovers                                                 19         24,887         17,940        17,940
                                                                  -----------    ----------     ---------     ---------
           Total contributions                                       71,766        171,042        192,843       249,272

  Dividend income                                                     9,932         16,304         14,860        25,229
  Interest income                                                         0              0             (4)           (7)
  Realized/unrealized appreciation (depreciation) of investments    (11,077)        27,898          4,097        (5,264)
  Distributions to participants                                     (20,691)       (43,540)       (54,149)      (68,695)
  Loans issued to participants                                      (17,401)       (28,828)       (35,619)      (50,000)
  Loan principal repayments                                           5,463          9,482         10,300        16,528
  Administrative expenses                                              (416)          (720)          (814)       (1,249)
  Interfund transfers (net)                                          (8,378)         4,833            154        (1,223)
  Transfers from related plans                                            0              0              0             0
                                                                  -----------    ----------     ---------     ---------
           Increase (decrease) in net assets                         29,198        156,471        131,668       164,591
                                                                  -----------    ----------     ---------     ---------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year         $111,593       $302,900       $330,156      $430,883
                                                                  ===========    ==========     =========     =========


                                                                     Montag &
                                                                     Caldwell        AIM       Templeton     Oppenheimer
                                                                      Growth    Constellation   Foreign     Quest Capital
                                                                       Fund          Fund         Fund       Value Fund
                                                                    ----------  -------------  ----------   -------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, beginning
  of year                                                            $204,386     $222,118      $116,164       $     0
                                                                    ----------   ----------    ----------     ---------
  Contributions-
   Participants                                                       142,792      133,203        79,466        12,089
   Plan Sponsor (net of forfeitures)                                   35,005       34,345        19,341         3,706
   Participant Rollovers                                               17,940           57            57        17,864
                                                                    ----------   ----------    ----------     ---------

           Total contributions                                        195,737      167,605        98,864        33,659

  Dividend income                                                      13,037        8,939        16,851         1,079
  Interest income                                                         (13)           0             0             0
  Realized/unrealized appreciation (depreciation) of investments       72,178       41,903       (27,563)        2,496
  Distributions to participants                                       (52,208)     (42,262)      (35,804)         (461)
  Loans issued to participants                                        (41,922)     (38,433)      (17,862)       (5,393)
  Loan principal repayments                                            13,980       13,383         8,650         2,497
  Administrative expenses                                                (885)        (957)         (511)          (11)
  Interfund transfers (net)                                            14,521      (12,461)       (3,683)          887
  Transfers from related plans                                              0            0             0             0
                                                                    ----------   ----------    ----------     ---------
           Increase (decrease) in net assets                          214,425      137,717        38,942        34,753
                                                                    ----------   ----------    ----------     ---------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year           $418,811     $359,835      $155,106       $34,753
                                                                    ==========   ==========    ==========     =========


The accompanying notes to financial statements are an integral part of this statement.








                                                                                                   Trump Hotels
                                                                      Davis New                     & Casino
                                                                         York      Franklin Small  Resorts, Inc.   Participants'
                                                                        Venture      Cap Growth       Common           Loans
                                                                         Fund           Fund          Stock          Receivable
                                                                      ----------   --------------  ------------    -------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, beginning
  of year                                                              $     0       $      0          $13,123        $80,197
                                                                       ---------     ---------        ---------      ---------
  Contributions-
   Participants                                                         10,886          8,422           22,398              0
   Plan Sponsor (net of forfeitures)                                     2,797          1,926            6,564              0
   Participant Rollovers                                                     0          7,005                0              0
                                                                       ---------     ---------        ---------      ---------
           Total contributions                                          13,683         17,353           28,962              0

  Dividend income                                                          350            251                0              0
  Interest income                                                            0              0              714              0
  Realized/unrealized appreciation (depreciation) of investments           658           (537)         (17,267)             0
  Distributions to participants                                         (1,654)          (879)          (8,658)        (7,171)
  Loans issued to participants                                            (414)             0           (1,357)       242,903
  Loan principal repayments                                                685             90              244        (70,815)
  Administrative expenses                                                  (11)             0              (10)             0
  Interfund transfers (net)                                              2,212          1,373            3,953              0
  Transfers from related plans                                               0              0                0         12,364
                                                                       ---------     ---------        ---------      ---------
           Increase (decrease) in net assets                            15,509         17,651            6,581        177,281
                                                                       ---------     ---------        ---------      ---------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year             $15,509        $17,651          $19,704       $257,478
                                                                       =========     =========        =========      =========



                                                                        Other       Total
                                                                     -----------  ----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, beginning
  of year                                                             $201,119     $1,607,636
                                                                     ----------   -----------
  Contributions-
   Participants                                                         76,963      1,025,888
   Plan Sponsor (net of forfeitures)                                    (7,974)       273,068
   Participant Rollovers                                               (89,321)        14,388
                                                                     ----------    ----------

           Total contributions                                         (20,332)     1,313,344

  Dividend income                                                            0        106,832
  Interest income                                                       27,039         27,729
  Realized/unrealized appreciation (depreciation) of investments             0         94,242
  Distributions to participants                                           (199)      (353,330)
  Loans issued to participants                                              13              0
  Loan principal repayments                                            (12,557)             0
  Administrative expenses                                                 (745)        (6,545)
  Interfund transfers (net)                                             (1,830)             0
  Transfers from related plans                                          89,321        101,685
                                                                     ----------    ----------
           Increase (decrease) in net assets                           (80,710)     1,283,957
                                                                     ----------    ----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year            $281,829     $2,891,593
                                                                     ==========    ==========


The accompanying notes to financial statements are an integral part of this statement.


                           TRUMP INDIANA SAVINGS PLAN
                           --------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

(1)   SUMMARY OF SIGNIFICANT
      ACCOUNTING POLICIES:
      ----------------------

       Basis of Accounting-
       --------------------

        The accompanying financial statements of the Trump Indiana Savings Plan (the "Plan") have been prepared on the accrual basis of accounting.

       Plan Expenses-
       --------------

        Expenses related to the administration of the Plan have been paid by Trump Indiana, Inc. (the "Plan Sponsor"). These costs represent trustee fees and professional services and amounted to approximately $18,000 in 1998.

       Investments-
       ------------

        The investments included in the statements of net assets applicable to participants' equity are stated at market value. Market value, which is equivalent to current value, is the unit valuation of the security at the plan year-end as determined by The Chicago Trust Company, the trustee of the Plan (the "Trustee"). Accounting records are maintained on the accrual basis, investment transactions are recorded on the trade date basis and gains and losses are calculated based upon an aggregate participant cost that is maintained on an average unit cost basis.

       Use of Estimates-
       -----------------

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Reclassifications-
       ------------------

        Certain reclassifications have been made to prior year financial statements to conform to the current year presentation.

(2)   PLAN DESCRIPTION:
      -----------------

       The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        General-
        --------

         The Plan is a 401(k) Savings Plan, which was established by the Plan Sponsor and became effective on January 1, 1997. All full or part-time non-union employees, become eligible for participation in the Plan on the enrollment date immediately following the completion of 12 months of service and the attainment of age 18. In addition, union employees covered by a collective bargaining agreement that provides for participation in the Plan may enroll upon meeting the same requirements as non-union employees.

         The Plan is administered by a committee appointed by the Plan Sponsor (the "Plan Administrator"). The Chicago Trust Company was appointed as the trustee of the Plan by the Plan Administrator.

       Contributions-
       --------------

        Participants-
        -------------

         Compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 15% of their annual compensation (effective January 1, 1999, 20% of annual compensation), as defined. Tax deferred contributions are subject to a limit by the Internal Revenue Code. The 1998 limit was $10,000 per participant. Contributions to the Plan are invested by the Trustee, as designated by the participant, in increments of 5%.

        Plan Sponsor-
        -------------

         The Plan Sponsor contributes to the Plan 50% of each participant's contributions, not to exceed 3.0% of the participant's annual compensation, as defined.

        Participant Rollovers-
        ----------------------

         The Plan permits eligible participants, as defined, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to qualified voluntary participant contributions.

       Distributions to Participants-
       ------------------------------

        Each participant has a fully vested interest in the amount of his or her contributions together with the allocable Plan earnings. Contributions from the Plan Sponsor vest based on the vesting schedule described below. The full value of the participant's vested interest in his or her account in the Plan will be distributed upon termination of the participant's employment. The normal form of payment is by lump sum; however, if a participant's vested benefit from all contributions exceeds $5,000, a participant has the right to receive payment in equal periodic monthly, quarterly, semi-annual or annual installments over a period not to exceed ten years.

        A participant may also withdraw all or part of his or her account upon attainment of age 59-1/2 or financial hardship, as defined in the Plan.

        Upon termination of employment prior to eligibility for retirement, a participant is eligible to receive the vested balance in his or her account. There were no payments due to participants who have requested to withdraw their funds prior to December 31, 1998 or 1997.

       Vesting-
       --------

        Voluntary contributions are fully vested at all times and are not subject to forfeiture.

        The Plan Sponsor's contributions vest based upon the participant's years of continuous service as follows-

          Years of Continuous Service                  Percentage Vested
          ---------------------------                ---------------------

            Less than two years                               0%
            Two years                                        25%
            Three years                                      50%
            Four years                                       75%
            Five years or more                              100%

       Forfeitures-
       ------------

        The portion of a former participant's account which is not distributed because of the vesting provision will reduce the amount of the Plan Sponsor's future contributions. During 1998, $43,110 was used to reduce Plan Sponsor contributions. As of December 31, 1998 and 1997, $60,069 and $21,142 were available to reduce future Plan Sponsor contributions, respectively.

       Loans-
       ------

        The Plan permits participants to borrow from their accounts at terms established by the Plan Administrator. Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance for specific reasons, as defined by the Plan. Each loan is secured by the borrower's vested interest in the Plan and is subject to other requirements, as defined. Interest on loans is charged at a rate that is comparable to similar loans made by commercial lenders. Loans outstanding as of December 31, 1998 had interest rates ranging from 8.75% to 9.50%. Loan repayment terms range up to five years (fifteen years if the loan was used to purchase a primary residence). A small administrative fee is required to process all loans.

(3)   INVESTMENTS:
      ------------

       Participants can invest their funds in twelve available investment vehicles as described below-

        Money Market Fund-
        ------------------

         THE CHICAGO TRUST COMPANY STATED PRINCIPAL VALUE INVESTMENT TRUST FUND
         - A money market equivalent account. This fund invests in short-term high quality financial instruments issued by insurance companies and banks.

        Mutual Funds-
        -------------

         SOGEN INTERNATIONAL FUND - A multi-asset global mutual fund. The investment objective and style of this fund is to provide long-term growth of capital by investing primarily in common stocks of United States and foreign companies.

         MASSACHUSETTS INVESTORS TRUST FUND - A growth and income mutual fund. The investment objective of this fund is to provide reasonable current income and long-term growth of capital and income.

         OPPENHEIMER QUEST VALUE FUND - An equity mutual fund. The investment objective of this fund is to seek capital appreciation by investing primarily in equity securities believed to be undervalued in relation to factors such as the companies' assets, earnings or growth potential.

         OPPENHEIMER QUEST OPPORTUNITY VALUE FUND - An asset allocation mutual fund. The investment objective and style of this fund is to seek long-term capital appreciation by investing in stocks, bonds and cash equivalents.

         MONTAG & CALDWELL GROWTH FUND - An equity growth mutual fund. The investment objective of this fund is to seek long-term capital appreciation consistent primarily with investments in a combination of equity, convertible, fixed-income and short-term securities.

         AIM CONSTELLATION FUND - An aggressive equity mutual fund. The investment objective of this fund is to seek capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

         TEMPLETON FOREIGN FUND - Mutual fund investing in virtually any type of security in any country outside of the United States, in developed or emerging markets. The fund's objective is long-term capital growth.

         OPPENHEIMER QUEST CAPITAL VALUE FUND - An equity mutual fund. The investment objective of this fund is to seek capital appreciation by investing primarily in equity securities believed to be undervalued in relation to factors such as the companies' assets, earnings, or growth potential or cash flows. This fund also may invest in high-yield, non investment grade bonds.

         DAVIS NEW YORK VENTURE FUND - Mutual fund investing primarily in equity securities of United States and foreign companies with the objective of capital appreciation.

         FRANKLIN SMALL CAP GROWTH FUND - Mutual fund investing in equity securities of companies with a market capitalization of less than $1 billion.

        Common Stock-
        -------------

         TRUMP HOTELS & CASINO RESORTS, INC. ("THCR") COMMON STOCK - This is the common stock of the holding company that owns Trump Plaza Hotel & Casino, Trump Taj Mahal Hotel & Casino, Trump Marina Hotel & Casino and Trump Indiana Inc.

(4)   TAX STATUS:
      -----------

       The Plan has not yet received a determination letter from the Internal Revenue Service stating whether the Plan, as designed, is in compliance with the applicable requirements of the Internal Revenue Code. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(5)   PLAN TERMINATION:
      -----------------

       While the Plan Sponsor has not expressed any intent to terminate the Plan, the Plan Sponsor may do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination, each participant is entitled to the value of his or her separate account.

(6)   RELATED PARTY
      TRANSACTIONS:
      -------------

       Certain Plan investments are shares of a money market fund managed by The Chicago Trust Company. The Chicago Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

       Certain Plan investments include shares of THCR common stock ("Common Stock") and, therefore, these transactions qualify as party-in-interest. As of December 31, 1998 and 1997, the Plan holds Common Stock, with a market value of $19,704 and $13,123, respectively. During the year ended December 31, 1998, Common Stock was acquired at a cost of $76,484; and Common Stock was sold with an original cost basis of $56,406.

       The Plan Sponsor has sister companies that also sponsor similar Savings Plans. Transactions between the Plan and plans sponsored by the sister companies are as follows-

        Transfers out of the Trump Marina Hotel & Casino Savings Plan,
          net                                                           ($3,277)
        Transfers out of the Trump Taj Mahal Hotel & Casino Savings,
          Plan, net                                                     (73,313)
        Transfers out of the Trump Plaza Hotel & Casino Savings
          Plan, net                                                     (46,372)
        Transfers to the Trump Casino Services Savings Plan, net         21,277
        Transfers to the Trump Indiana Savings Plan, net                101,685
                                                                    ------------

           Net Related Plan Transfers                               $          0
                                                                    ============

(7)   SUBSEQUENT EVENT:
      -----------------

       During 1999, the Trump Plaza Hotel & Casino Savings Plan and the Plan will merge with the Trump Casino Services Savings Plan (the "TCS Plan"). The TCS Plan will be renamed the Trump Savings Plan.

                                                                      SCHEDULE I


                           TRUMP INDIANA SAVINGS PLAN
                           --------------------------


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ----------------------------------------------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------

              EMPLOYER IDENTIFICATION #22-3216299, PLAN NUMBER 001
              ----------------------------------------------------



                             (c) Description of investment
   (b) Identity of  issue,  including maturity date, rate of
     borrower, lessor or     interest, collateral, par or                   (e) Market
(a)     similar party               maturity value              (d) Cost       Value
---  --------------------  ----------------------------------  -----------  ------------

*    The Chicago Trust     Stated Principal Value
       Company               Investment Trust Fund, Money
                             Market Funds, 88,725 units of
                             participation                       $148,933     $155,385
                                                               -----------  ------------
     SoGen Funds           SoGen International Fund, Equity
                             Securities, 4,843 units of
                             participation                        126,573      111,593
     MFS Funds             Massachusetts Investors Trust
                             Fund, Equity Securities,
                             14,958 units of participation        273,957      302,900
     Oppenheimer           Quest Value Fund, Equity
                             Securities, 15,478 units of
                             participation                        319,206      330,156
     Oppenheimer           Quest Opportunity Value Fund,
                             Equity and Debt Securities,
                             11,986 units of participation        429,280      430,883
     Montag                Montag & Caldwell Growth Fund,
                             Equity Securities, 14,125
                             units of participation               339,656      418,811
     AIM Funds, Inc.       AIM Constellation Fund, Equity
                             Securities, 11,790 units of
                             participation                        321,949      359,835
     Templeton Funds,      Templeton Foreign Fund, Equity
       Inc.                  Securities, 18,487 units of
                             participation                        186,595      155,106
     Oppenheimer           Quest Capital Value Fund, Equity
                             and Debt Securities, 1,024
                             units of participation                32,486       34,753
     Davis Funds, Inc.     Davis New York Venture Fund,
                             Equity Securities, 620 units          14,590       15,509
                             of participation
     Franklin Funds,       Franklin Small Cap Growth Fund,
       Inc.                  Equity Securities, 782 units
                             of participation                      17,839       17,651
                                                               -----------  ------------

                    Total investment in mutual funds            2,062,131    2,177,197
                                                               -----------  ------------

                                          -2-                         SCHEDULE I
                                                                     (Continued)



                              (c) Description of investment
    (b) Identity of issue,  including maturity date, rate of
     borrower, lessor or      interest, collateral, par or                  (e) Market
(a)     similar party               maturity value              (d) Cost       Value
---  --------------------  ----------------------------------  -----------  ------------


**   Trump Hotels &        Trump Hotels & Casino Resort,
       Casino Resorts,       Inc. Common Stock, 5,254 shares
       Inc.                                                       $35,682      $19,704
     Participants'         Interest rates ranging from
       Loans                 8.75% to 9.50% and maturities
                             ranging from 1999 through 2002       257,478      257,478
                                                               -----------  ------------

                                                               $2,504,224   $2,609,764
                                                               ===========  ============


                           *Denotes party-in-interest
                            **Denotes related party

The accompanying notes to financial statements are an integral part of this schedule.

                                                                     SCHEDULE II

                           TRUMP INDIANA SAVINGS PLAN
                           --------------------------

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                 ----------------------------------------------
                    FOR THE YEAR ENDED DECEMBER 31, 1998 (A)
                    ----------------------------------------
              EMPLOYER IDENTIFICATION #22-3216299, PLAN NUMBER 001
              ----------------------------------------------------


                                                                                            (c) Purchase
  (a) Identity of Party Involved                   (b) Description of Asset                     Price         (d) Selling Price
-----------------------------------  ----------------------------------------------------  ---------------  ---------------------

The Chicago Trust Company            Stated Principal Value Investment Trust Fund-
                                       139 Purchases                                         $142,233                 N/A
                                       108 Sales                                                  N/A             $70,494

SoGen Funds                          SoGen International Fund-
                                       71 Purchases                                            93,128                 N/A
                                       202 Sales                                                  N/A              52,832

MFS Funds                            Massachusetts Investors Trust Fund-
                                       87 Purchases                                           211,081                 N/A
                                       226 Sales                                                  N/A              82,507

Oppenheimer                          Quest Value Fund-
                                       79 Purchases                                           234,371                 N/A
                                       231 Sales                                                  N/A             106,854

Oppenheimer                          Quest Opportunity Value Fund-
                                       80 Purchases                                           309,234                 N/A
                                       265 Sales                                                  N/A             139,380

Montag                               Montag & Caldwell Growth Fund-
                                        86 Purchases                                          251,166                 N/A
                                        239 Sales                                                 N/A             108,920

AIM Funds, Inc.                      AIM Constellation Fund-
                                        75 Purchases                                          201,656                 N/A
                                        261 Sales                                                 N/A             105,843

Templeton Funds, Inc.                Templeton Foreign Fund-
                                        74 Purchases                                          133,973                 N/A
                                        238 Sales                                                 N/A              67,468




                                                                 (h) Current Value of Asset     (i) Net Gain
  (a) Identity of Party Involved         (g) Cost of Asset          on Transaction Date             (Loss)
-----------------------------------    ---------------------   ------------------------------  ---------------

The Chicago Trust Company                    $142,233                $142,233                          N/A
                                               68,438                  70,494                       $2,056


SoGen Funds                                    93,128                  93,128                          N/A
                                               56,061                  52,832                       (3,229)


MFS Funds                                     211,081                 211,081                          N/A
                                               76,576                  82,507                        5,931


Oppenheimer                                   234,371                 234,371                          N/A
                                              100,234                 106,854                        6,620


Oppenheimer                                   309,234                 309,234                          N/A
                                              133,449                 139,380                        5,931


Montag                                        251,166                 251,166                          N/A
                                               93,387                 108,920                       15,533


AIM Funds, Inc.                               201,656                 201,656                          N/A
                                              103,141                 105,843                        2,702


Templeton Funds, Inc.                         133,973                 133,973                          N/A
                                               74,378                  67,468                       (6,910)

                                      -2-
                                                                     SCHEDULE II
                                                                     (Continued)



                                                                                            (c) Purchase
  (a) Identity of Party Involved                   (b) Description of Asset                     Price         (d) Selling Price
-----------------------------------  ----------------------------------------------------  ---------------  ---------------------

Trump Hotels & Casino Resorts,       Trump Hotels & Casino Resorts, Inc. Common Stock-
Inc.
                                        70 Purchases                                          $76,484                 N/A
                                        65 Sales                                                  N/A             $52,636

The Chicago Trust Company            Loan Fund-
                                        64 Purchases                                          242,909                 N/A
                                        41 Sales                                                  N/A              65,628



                                                                 (h) Current Value of Asset     (i) Net Gain
  (a) Identity of Party Involved         (g) Cost of Asset          on Transaction Date             (Loss)
-----------------------------------    ---------------------   ------------------------------  ---------------


Trump Hotels & Casino Resorts,                    $76,484            $76,484                         N/A
Inc.                                               56,406             52,636                     ($3,770)


                                                  242,909            242,909                         N/A
The Chicago Trust Company                          65,628             65,628                           0


(A) Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate, exceed 5% of Plan assets at January 1, 1998.


The accompanying notes to financial statements are an integral part of this schedule.
